STATEMENT OF QUALIFICATIONS

I, Mike Thomas, do hereby certify that:

I. I am employed as Principal Mining Consultant by:
AMC Consultants Pty Ltd
Level 12, 179 North Quay, Brisbane, Queensland, 4000, Australia

II. I graduated with a Higher National Diploma (Mining) from Glamorgan Polytechnic (UK) in 1973.

III. I am a Member of the Australasian Institute of Mining & Metallurgy, and a Chartered Professional.

IV. I have worked as a Mining Engineer for a total of 33 years since my graduation from undergraduate university.

V. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI. I am responsible for the preparation of Section 3.4, 19.10, 21.4, 22.2, 25.1.11 to 25.1.18 inclusive, and information relating to areas of responsibility in Sections 25.6 to 25.7 of this technical report titled New Afton Detailed Feasibility Study dated March 2007. I visited the Afton project site and exploration decline in January and July 2006 to familiarise myself with the project site.

VII. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

VIII. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

IX. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

X. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 18th day of April 2007.

M Thomas.

Signature of Qualified Person

Mike Thomas, MAusIMM(CP)

Print Name of Qualified Person